FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NBG Group results

9-month 2008

Athens, 26 November 2008

in € million	9-month 2008	9-month 2007
Net profit attributable to NBG shareholders	1 235	1 158	+7%
Net profit from domestic activities	732	788	-7%
Finansbank attributable profit	363	300	+21%
South East Europe attributable profit	169	103	+64%

Return on Equity	25%	26%	-1%
Cost to income ratio	47%	49%	-2%
Non-performing loans ratio	3.1%	3.6%	-0.5%

Total assets (€ billion)	102	84	+21%
Loans / Deposits	95%	88%	+7%

Upper Tier I CAD ratio (%)	10.4%	8.5%	+1.9%
Total CAD ratio (%)	10.9%	10.2%	+0.7%

Another quarter of prudent loan expansion, strong capital generation and liquidity preservation, places us in an advantageous position in view of the very challenging environment.

Our conservative lending practices and strict cost control culture are proving to be another significant advantage in view of the continuing slowdown in economic activity.

Our strong capital and liquidity positions allow us to continue to support our customer relationships across the region, through the crisis, for our mutual benefit over the longer term.

Acknowledging its unique role in supporting enterprises, households, and the economy in general, in overcoming the current economic conditions, NBG intends to participate in the Government’s liquidity support scheme, making use of the relevant measures.

I believe that the participation in the scheme by the country’s largest financial institution, with a sound capital position and ample liquidity, underscores the fact that the Greek banking system will respond in a coordinated manner to meet the challenges of the global financial crisis.

Athens, November 2008
Takis Arapoglou
Chairman of the Board & CEO

Net profit up 7% to €1 235 million

Group attributable profit rose to €1 235* million for the 9 months of 2008, up 7% yoy. Return on equity stood at 25% for the same period, just 1% lower yoy.

Resilient profitability even in a severely stressed credit environment

This performance reflects continued growth in the banking business in Greece and the markets of Turkey and Southeast Europe, even while the global banking sector in general is under unprecedented pressure. Specifically:

•                  Net profit from domestic business contracted 7% yoy in the nine months to €732 million.

•                  The contribution of Finansbank for the 9 months of 2008 amounted to €363 million, up 21%, corresponding to 29% of total Group profit.

•                  The Group’s units in SE Europe posted impressive 64% growth in net profits to €169 million, corresponding to 13% of total Group profit.

Similar trends were posted for Q3 performance in 2008:

•                  Group net profit stood at €400 million, unchanged on the previous two quarters, despite the seasonality of the summer months and the credit crisis in September.

•                  Net profits in Q3 in Greece saw a downturn of 13% qoq. On the other hand, Group profits in SE Europe and Turkey grew by 11% and 12% respectively.

Measured growth serves as a shield against contracting margins

Group net interest income stood at €2 635 million, up 19% yoy. This strong performance was achieved in spite of the negative impact of the global credit crunch and reflects the measured expansion of the Group’s loan book in Greece and abroad, combined with effective management for raising fund.

Net interest margin remained at 4.25%, the same level as a year previously, despite the rise in interbank rates internationally, intensifying competition in efforts to attract more deposits, the concomitant increase in pricing margins for deposits and the cost of funding more generally.

The performance discussed above, particularly the resilience of interest income, reflects the sound fundamentals of the Group, which serve to shield it from the full impact of the credit crunch that has gripped markets across the globe.

However, the extreme turbulence that swept across money markets in September pushed the Group’s interest margin down by 10 basis points in Q3. This trend is not expected to change as long as the interbank market remains dysfunctional and the recent interest rate cuts by the ECB do not mirror the true cost of raising funds.

*  Before the one-off €21 million tax payment to the Turkish government as part of a tax imposed on all the banks in Turkey.

Financing continues unabated in Greece and the wider region

In Q3 2008 total Group lending grew by 26% yoy to €65.8 billion, as the Group continued to support the growth dynamic of Greece and the countries of the region, despite a tight fiscal regime in most of these economies.

Notably, lending growth over the course of the past 12 months topped €7.8 billion in Greece, up 21% yoy, €2.9 billion in Turkey, up 31% yoy, and €3.2 billion in SE Europe, up 55% yoy.

Increase in provisions in the face of a worsening of the international financial environment

Although the Group experienced growth in 2008, the quality of the loan book improved further. The ratio of NPLs to total loans declined to a record low of 3.1%, an improvement of 50 basis points yoy. While this is obviously a very positive development in the face of a worsening global climate, the Group increased its provisions for credit risk in Q3 by 21% to €112 million.

The Group monitors very closely developments in both the international credit markets and the macroeconomic environment in Greece and the wider region of SE Europe, and is prepared to take further proactive measures to further guard the quality of its assets. The strong profitability of the NBG Group, with profits before provisions topping €1.5 billion, provides it substantial flexibility in deciding when and if to take such measures.

Deposit growth finances lending growth

Similar to the developments in lending, Group deposits grew 17% in Q3 2008 to €67.2 billion. Accordingly, Group deposit growth more than covered that of loans, with the loan-to-deposit ratio standing at 95% at the end of September. It should be noted that because of the significant inflow of deposits in October, this ratio today stands at just 91%.

The high liquidity of the Bank, as well as its stability, provide it a strong competitive edge, particularly under current circumstances which severely restrict opportunities for raising liquidity from the global money and capital markets.

Cost cutting remains a key goal

While over the previous year there was significant growth in the branch network in SE Europe and Turkey (+150 branches, +2100 employees) and in investments aimed at achieving operational integration of the Group’s international subsidiaries, operating costs grew by a mere 3%.

This is a particularly strong performance if one takes into consideration the strong inflationary pressure in the region as a whole and reflects the persistent efforts of the Group to keep costs under control. As a result, the cost/income ratio improved further to 47%, compared with 49.1% a year earlier.

Greece: Increased lending to the Greek economy

While on the global level liquidity was extremely scarce, NBG was able to leverage its substantial liquidity and increase its lending to Greek businesses and households. For example, net growth in lending in Greece in the first 9 months of 2008 amounted to €5.5 billion, which corresponds to annual growth of around 20%. Specifically, in Q3, NBG financed 32% of new loans in the Greek banking system, underscoring its unswerving commitment to supporting the Greek economy, despite the rapidly worsening situation for banks worldwide from early September onwards.

Retail banking continues to grow at a brisk pace in Greece. Retail lending in Q3 2008 totalled €28.6 billion, up 19% yoy. In particular:

•                  Mortgages grew by 16% yoy to €18.2 billion. Disbursements of new mortgages in the 9 months of 2008 amounted to €2.7 billion, reinforcing NBG’s supremacy in this key sector of the domestic market.

•                  Consumer loan and credit card balances grew by 26% to €6.5 billion. In Q3 2008 disbursements of new consumer loans exceeded €1.5 billion, up 43% yoy. Likewise, the number of new credit cards grew as a result of successful marketing and sales campaigns in recent months.

•                  In addition, lending to SBLs grew by 21% to €3.9 billion in Q3 2008, coupled with a broadening of the number of NBG partner businesses.

Furthermore, lending to corporates also posted impressive growth of 26% yoy to €15.8 billion, exceeding for the first time retail lending growth rates, thereby affirming NBG’s leading role in financing Greek business.

Customer deposits in Greece grew by 16% yoy and by 3% qoq to €53.4 billion. Notably, over the period since December 2007 the NBG Group succeeded in boosting its market share in saving deposits by 70 basis points to 32.8%, despite ever tougher competition. This performance underscores the confidence that Greek households have in NBG.

Likewise, the Group’s mutual funds totalled €5 billion. The NBG Group has consistently held onto first place in the Greek MF market, with a market share of 29%, in spite of a spate of exits in Q3. If one excludes money market funds from the equation, market share stood at 18.7%, up 80 basis points since the beginning of the year.

Finansbank: Increased profitability despite global financial turmoil

The net profit of the Finansbank Group in the 9 months of 2008, excluding the one-off tax payment required of all banks operating in Turkey, grew by 21% to €363 million (TRY675 million), corresponding to 29% of the total profit of the Group.

This performance reflects the impressive growth in core profitability (up 30% yoy). Net interest income increased by 25% to TRY1 203 million. Likewise, income from commissions and fees rose by 30% to TRY403 million.

The growth of Finanbank’s loan book continues to outperform the market. In Q3 2008 it stood at TRY22.2 billion (€12.2 billion), up 36% on an annual basis.

Retail lending continued to spearhead the growth dynamic of Finansbank, rising by a spectacular 56% to TRY9.4 billion (€5.2 billion). Mortgages and consumer lending were particularly strong, growing by 37% and 61% respectively yoy. Business lending topped TRY12.8 billion (€7.1 billion), up 25% on an annual basis.

Rapid loan growth has not led to a deterioration in the quality of the loan book, as the NPL ratio remaining virtually unchanged at 2.6%.

Deposits at Finansbank posted an exceptional performance, as they continued to expand as a result of the Bank’s strategy to broaden its deposit base, particularly deposits in the local currency, which in Q3 totalled TRY9.1 billion (€5 billion) compared with TRY6.2 billion (€3.4 billion) a year earlier, up 46%.

The planned expansion of Finansbank’s branch network is near completion, as 42 new branches opened over the past year, bringing the total now to 421.

The impact of this branch expansion on the ability to grow deposits, the customer base and financing for SMEs is now beginning to generate results. It is notable that in the first three quarters of the year Finansbank managed to increase the number of its customers by 15% to 4.4 million.

SE Europe: disciplined lending growth fosters profitability in a time of crisis

SE Europe posted growth in net profits of around 64% yoy to €169 million. All the countries of the region showed strong profitability, underscoring the effectiveness of the strategy to pursue disciplined organic growth and control all cost factors, as the cost/income ratio now stands at an all-time low of 48%. The balanced growth of the Group in the region is reflected by a return on investment of some 28%.

With the recent addition of further units, the Group’s network in SE Europe now numbers more than 700 branches, 105 more than a year earlier, and 9 357 employees, i.e. 10% more than in Q3 2007.

Total lending in SE Europe stood at €9.2 billion, up 55% yoy. Retail lending grew by 46% to €3.6 billion. Loan book growth has led to a 110 basis point gain in market share to 8.9%, edging closer to the target of 10% set out in the 3-year business plan for 2007-2009.

The quality of the loan book in SE Europe continues to be very satisfactory, with loans in arrears comprising just 2.4% of the total loan book underlying its defensive nature:

•                  Secured loans comprise 2/3 of the total loan book.

•                  Foreign currency loans to individuals comprise just 18% of the total loan book, while 5% are consumer loans and 13% mortgages.

•                  The corporate loan book in SE Europe is widely dispersed across the various sectors of the economy, with 18% in construction, 26% in trade and 17% in industry.

Capital adequacy

Following the issue in June this year of preferred shares totalling $625 million, and given the organic growth in the Group’s regulatory capital, the Tier-I Capital Adequacy ratio is calculated to stand at 10.4% and the Total Capital ratio at 11%. These levels rank NBG among the soundest banking groups in Europe in terms of underlying capital.

Ample liquidity and a strong capital base provide the Group with the right foundations on which to continue its steady growth in Greece and abroad, and ensure that it has a firm foothold in the face of any eventualy worsening of the international economic climate.

National Bank of Greece supports domestic households and enterprises

NBG has taken initiatives to address the difficulties faced by domestic households, enterprises, particularly the most vulnerable member of our society due to the current economic climate.  Specifically, NBG:

•                  has ceased all foreclosure proceedings on loans relating to customers’ primary residence,

•                  has postponed payment on mortgage loans and credit cards of unemployed citizens,

•                  is participating in the scheme initiated by the Ministry of Development (through the Credit Guarantee Fund for Small and Very Small Enterprises) so as to support small and medium size enterprises, and will proceed with the necessary actions to facilitate their financing,

•                  has reduced its base rate on mortgages and credit cards.

NBG is fully committed to continue taking the necessary measures to alleviate the economic burden on the most vulnerable member of our society and to support the households and small and medium size enterprises.  It is our strong convinction that the future prospects of the Bank rely on our customers, both households and enterprises, overcoming the difficulties of the global financial crisis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date: 26th November, 2008

Chairman - Chief Executive Officer